SCHEDULE 13D

Amendment No. 3
America West Airlines Incorporated
Class B Common Stock, $0.01 par value per share
Warrants to Purchase Class B Common Stock
023650203 & 023650112
Date of Event:  November 14, 1995
Filing Fee: No


Cusip # 23650203 & 023650112
Item 1:	Reporting Person - FMR Corp. - (Tax ID:  04-2507163)
Item 2:	See Item #5
Item 4:	PF, but see Item #3
Item 6:	Commonwealth of Massachusetts
Item 7:	2,786,158 shares of Class B Common Stock (including
572,693 shares issuable upon exercise of Warrants)
Item 8:	None
Item 9:	5,121,958 shares of Class B Common Stock (including
572,693 shares issuable upon exercise of Warrants)
Item 10:	None
Item 11:	5,121,958 shares of Class B Common Stock (including
572,693 shares issuable upon exercise of Warrants)
Item 13:	11.21%
Item 14:	HC


Item 1.	Security and Issuer.

	The securities to which this statement relates are the Class B common stock, $0.01 par value per share (the "Class B Common
Stock"), of America West Airlines Incorporated, a Delaware corporation (the "Company"), and the Company's warrants to purchase shares of Class B Common Stock (the "Warrants", together with the Class B Common Stock, the "Shares"). The principal executive offices of the Company are located at 4000 East Sky
Harbor Boulevard, Phoenix, AZ 85034.

Item 2.	Identity and Background.

	Item 2 is amended as follows:

	This statement is being filed by FMR Corp., a Massachusetts Corporation ("FMR"). FMR is a holding company one of whose principal assets is the capital stock of a wholly-owned subsidiary, Fidelity Management & Research Company ("Fidelity"), which is also a Massachusetts corporation. Fidelity is an investment advisor which is registered under Section 203 of the Investment Advisors Act of 1940 and which provides investment advisory services to more than 30 investment companies which are registered under Section 8 of the Investment Company Act of 1940 and serves as investment advisor to certain other funds which are generally offered to limited groups of investors (the "Fidelity Funds"). Fidelity Management Trust Company ("FMTC"), a wholly-owned subsidiary of FMR Corp. and a bank as defined in Section 3(a)(6) of the Securities Exchange Act of 1934, serves as trustee or managing agent for various private investment accounts, primarily employee benefit plans and serves as investment advisor to certain other funds which are generally offered to limited groups of investors (the "Accounts"). Various directly or indirectly held subsidiaries of FMR are also engaged in investment management, venture capital asset management, securities brokerage, transfer and shareholder servicing and real estate development. The principal offices of FMR, Fidelity, and FMTC are located at 82 Devonshire Street, Boston, Massachusetts 02109.

	Members of the Edward C. Johnson 3d family are the predominant owners of Class B shares of common stock representing approximately 49% of the voting power of FMR. Mr. Johnson 3d owns 12.0% and Abigail Johnson owns 24.5% of the aggregate outstanding voting stock of FMR, and Mr. Johnson 3d is Chairman of FMR. The Johnson family group and all other Class B shareholders have entered into a shareholders' voting agreement under which all Class B shares will be voted in accordance with the majority vote of Class B shares. Accordingly, through their ownership of voting common stock and the execution of the shareholders' voting agreement, members of the Johnson family may be deemed, under the Investment Company Act of 1940, to form a controlling group with respect to FMR. The business address and principal occupation of Mr. Johnson 3d is set forth in Schedule A hereto.

	The Shares to which this statement relates are owned directly by twelve of the Fidelity Funds, and thirteen of the Accounts.

	Belmont Capital Partners II, L.P. ("BelmontII") a Delaware limited partnership and one of the Accounts, directly owns
455,367 shares of the Class B Common Stock and 524,521 Warrants. Assuming exercise of all of the Warrants held by Belmont II, Belmont II would hold shares of Class B Common Stock representing approximately 1.00% of the issued and outstanding shares of Class B Common Stock. The Warrants held by Belmont II represent approximately 5.05% of the outstanding Warrants. Belmont II is managed by a corporate general partner which is a wholly-owned subsidiary of FMR.

	The name, residence or business address, principal occupation or employment and citizenship of each of the executive officers and directors of FMR are set forth in Schedule A hereto.

	Within the past five years, none of the persons named in this Item 2 or listed on Schedule A has been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors) or has been a party to any civil proceeding and as a result thereof was or is subject to any judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to federal or state securities laws or finding any violations with respect to such laws.

Item 3.	Source and Amount of Funds or Other Consideration.

	Item 3 is amended as follows:

	The Fidelity Funds received 2,511,462 shares of Class B Common Stock and 100,116 Warrants pursuant to the Company's Plan of Reorganization filed under Chapter 11 of the United States Bankruptcy Code (the "Plan"). Of these, 58,729 of the shares of Class B Common Stock were received in exchange for certain claims held against the Company prior to its reorganization ("Old AWA") (such number includes 5,097 Shares distributed as an adjustment under the Plan; such number may be subject to further adjustment under the Plan); 2,452,733 shares of Class B Common Stock and 100,116 Warrants were purchased for $20,818,652. Such cash purchases were made pursuant to a Subscription Agreement dated June 28, 1994, as amended August 23, 1994, (the "Subscription Agreement") which has been previously filed as an exhibit.

	The Fidelity Funds have purchased and sold Shares since receipt of the above described Shares. The attached Schedule B sets forth forth Shares purchased and/or sold since October 5, 1995. Except for Shares purchased on margin pursuant to typical customer margin agreements, the Fidelity Funds used their own assets in making such purchases and no part of the purchase price is represented by borrowed funds.

	Of the 731,720 Shares owned by one Fidelity Fund as of November 14, 1995, 731,720 Shares are subject to a typical customer margin agreement with Bear Stearns & Co.

	The Accounts received 1,699,896 shares of Class B Common Stock and 556,651 Warrants pursuant to the Plan. Of these, 280,632 shares of Class B Common Stock were received in exchange for certain claims held against Old AWA (such number includes 24,356 shares distributed as an adjustment under the Plan; such number may be subject to further adjustment under the Plan); 601,686 shares of Class B Common Stock and 523,279 Warrants were received in exchange for common stock of Old AWA and preferred stock of Old AWA and $3,418,704 cash; 817,578 shares of Class B Common Stock and 33,372 Warrants were purchased for $6,939,552. The purchase of the 817,578 shares of Class B Common Stock and 33,372 Warrants were made by Belmont Fund, L.P. ("Belmont I"), a Bermuda limited partnership and one of the Accounts, pursuant to the Subscription Agreement. In addition, Belmont I used funds borrowed under a Credit Agreement (the "Credit Agreement") to purchase Shares. A copy of the Credit Agreement is filed as an exhibit hereto and is hereby incorporated by reference.

	The Accounts have purchased and/or sold Shares since the receipt of the above described Shares. The attached Schedule B sets forth Shares purchased and/or sold since October 5, 1995. Except for Shares purchased on margin pursuant to typical customer margin agreements, the Accounts used their own assets in making such purchases and no part of the purchase price is represented by borrowed funds.

	Of the 188,400 Shares owned by one Account as of November
14, 1995, 188,400 Shares are subject to a typical customer margin agreement with Goldman Sachs & Co.

Item 4.	Purpose of Transaction.

	Item 4 is amended as follows:

	As described in Item 3, certain of the Shares were acquired by the Fidelity Funds and Accounts through the exchange of equity securities of, and claims against, Old AWA. Other Shares were purchased by the Fidelity Funds and Accounts in pursuit of specified investment objectives established by the Board of Trustees of the Fidelity Funds and by the investors in the Accounts. The Fidelity Funds and Accounts hold the Shares for investment purposes.

	Fidelity and FMTC, respectively, may continue to have the Fidelity Funds and the Accounts purchase Shares subject to a number of factors, including, among others, the availability of Shares for sale at what they consider to be reasonable prices and other investment opportunities that may be available to the Fidelity Funds and Accounts.

	Fidelity and FMTC, respectively, intend to review continuously the equity position of the Fidelity Funds and Accounts in the Company. Depending upon future evaluations of the business prospects of the Company and upon other developments, including, but not limited to, general economic and business conditions and money market and stock market conditions, Fidelity may increase or decrease the equity interest in the Company by acquiring additional Shares or by disposing of all or a portion of the Shares.

	Neither Fidelity nor FMTC has any present plan or proposal which relates to or would result in (i) an extraordinary corporate transaction, such as a merger, reorganization, liquidation, or sale of transfer of a material amount of assets involving the Company or any of its subsidiaries, (ii) any change in the Company's present Board of Directors or management, (iii) any material changes in the Company's present capitalization or dividend policy or any other material change in the Company's business or corporate structure, (iv) any change in the Company's charter or by-laws, or (v) the Company's common stock becoming eligible for termination of its registration pursuant to Section 12(g)(4) of the 1934 Act.

Item 5.	Interest in Securities of Issuer.

	Item 5 is amended as follows:

	Although Item 5 assumes that FMR, Fidelity, and FMTC, beneficially own all 5,121,958 Shares, reference is made to Item
2 for a disclaimer of beneficial ownership with respect to the securities which are "beneficially owned" by the other corporations.

	(a)	FMR beneficially owns, through Fidelity, as investment
advisor to the Fidelity Funds, 2,973,720 Shares, or approximately 6.51% of the outstanding Shares of the Company, and through FMTC, the managing agent for the Accounts, 2,148,238 Shares, or approximately 4.70% of the outstanding Shares of the Company.
FMR could also be deemed to benefically own certain of such
Shares through its ownership of the general partner of certain private investment funds.  The number of Shares held by the
Fidelity Funds and the Accounts includes 572,693 Shares of common stock resulting from the assumed conversion of 572,693 principal amount of the Warrants (1 share of common stock for each
Warrant).   At the date hereof, Belmont II directly owns 455,367
shares of the Class B Common Stock and 524,521 Warrants.
Assuming exercise of all of the Warrants held by Belmont II, Belmont II would beneficially own 979,888 shares of the Class B
Common Stock, representing approximately 2.14% of the issued and outstanding shares of Class B Common Stock. The Warrants beneficially owned by Belmont II represent approximately 5.05% of the outstanding Warrants. Neither FMR, Fidelity, FMTC, Edward C. Johnson 3d, nor any of its affiliates nor, to the best knowledge of FMR, any of the persons name in Schedule A hereto, beneficially owns any other Shares. The combined holdings of FMR, Fidelity, and FMTC, are 5,121,958 Shares, or approximately
11.21% of the outstanding Shares of the Company.

	(b)	FMR, through its control of Fidelity, investment
advisor to the Fidelity Funds, and the Fidelity Funds each has sole power to dispose of the Shares. Neither FMR nor Mr. Johnson has the sole power to vote or direct the voting of the 2,242,000 Shares owned directly by certain Fidelity Funds, which power resides with the Funds' Boards of Trustees. Fidelity carries out the voting of the Shares under written guidelines established by
the Funds' Board of Trustees.   FMR, through its control of
Fidelity, investment advisor to Fidelity Copernicus Fund, L.P. ("Copernicus"), a private investment limited partnership, and Copernicus each has the sole power to vote or direct the voting of 731,720 Shares owned directly by Copernicus. FMR, through its control of FMTC, investment manager to the Accounts, and the Accounts each has sole dispositive power over 2,148,238 Shares and sole power to vote or to direct the voting of 2,054,438 Shares, and no power to vote or to direct the voting of 93,800 Shares owned by the Accounts.

	(c)	Except as set forth in Schedule B, neither FMR, or any
of its affiliates, nor, to the best knowledge of FMR, any of the persons named in Schedule A hereto has effected any transaction in Shares during the past sixty (60) days.

Item 6.	Contract, Arrangements, Understandings or Relationships
With Respect to Securities of the Issuer.

	Other than the margin agreements and the Credit Agreement described in Item 3 above and except as described in the following paragraphs, neither FMR nor any of its affiliates nor, to the best knowledge of FMR, any of the persons named in Schedule A hereto has any joint venture, finder's fee, or other contract or arrangement with any person with respect to any securities of the Company.

	As contemplated by the Plan, the Company, Belmont I, Belmont II and Copernicus, and certain other securityholders of the Company are parties to a Registration Rights Agreement dated
August 25, 1994 obligating the Company to register under the Securities Act of 1933, as amended, certain of the Shares.

	The Fidelity Funds and Accounts may from time to time own debt securities issued by the Company or its direct or indirect subsidiaries, and may from time to time purchase and/or sell such debt securities. $45,731,000 principal amount of the Company's 10 3/4% Senior Unsecured Notes due 2005 (the"Notes") beneficially owned by Copernicus are subject to a Master Repurchase Agreement (the "Repurchase Agreement") with Lehman Government Securities Inc. ("LGSI") pursuant to which the Notes purchased by Copernicus (the "Repurchase Notes") were sold to LGSI. The Repurchase Agreement is terminable upon demand by either party. During the term of the Repurchase Agreement, Copernicus is entitled to all interest or other payments with respect to the Repurchase Notes. Upon termination, Copernicus will be required to repurchase, and LGSI will be obligated to sell, the Repurchase Notes.

Item 7.	Material to be Filed as Exhibits.

Exhibit 1 - Credit Agreement

	This statement speaks as of its date, and no inference should be drawn that no change has occurred in the facts set forth herein after the date hereof.

Signature

	After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

						FMR Corp.



DATE:	November 27, 1995	By:
	________________________
	Arthur S. Loring
	Vice President-Legal





SCHEDULE A

	The name and present principal occupation or employment of each executive officer and director of FMR Corp. are set forth below. The business address of each person is 82 Devonshire Street, Boston, Massachusetts 02109, and the address of the corporation or organization in which such employment is conducted is the same as his business address. All of the persons listed below are U.S. citizens.

POSITION WITH
									PRINCIPAL
NAME	FMR CORP.	OCCUPATION

Edward C. Johnson 3d	President,
	Chairman of the
Director, CEO	Board and CEO, FMR
Chairman &
Mng. Director

J. Gary Burkhead	Director	President-Fidelity

Caleb Loring, Jr.	Director,	Director, FMR
	Mng. Director

James C. Curvey	Director, 	Sr. V.P., FMR
	Sr. V.P.

William L. Byrnes	Vice Chairman	Vice Chairman, FIL
Director & Mng.
Director

Abigail P. Johnson	Director	Portfolio Mgr -
Fidelity
		Management &
Research
		Company

Robert C. Pozen	Sr. V.P. & Gen'l	Sr. V.P. & Gen'l
	Counsel	Counsel, FMR

David C. Weinstein	Sr. Vice President	Sr. Vice President
	Administration	Administration

Gerald M. Lieberman	Sr. Vice Pres., Chief	Sr. Vice Pres.,
Chief
Financial Officer	Financial Officer




SCHEDULE B


America West Airlines Incorporated

Eight Fidelity Fund(s) purchased Shares of common stock since October 5, 1995 at the dates and at the prices set forth below. The transactions were made for cash in open market transactions or with other investment companies with the same or an affiliated investment advisor.

	DATE	SHARES	PRICE

	10-05-95	194,500	$16.00
	10-06-95	200,000	16.09
	10-09-95	100,000	16.06
	10-11-95	70,000	15.88
	10-13-95	22,200	16.18
	10-16-95	30,000	16.21
	10-17-95	130,000	16.13
	10-18-95	50,000	15.94
	10-19-95	30,000	16.00
	10-20-95	7,900	14.88
	10-25-95	11,200	14.22
	10-30-95	40,000	13.95
	11-03-95	144,600	14.88
	11-06-95	33,600	15.27
	11-07-95	80,000	15.33
	11-08-95	257,000	16.19
	11-09-95	239,700	16.47
	11-10-95	10,800	16.79
	11-14-95	165,000	16.63




SCHEDULE B


America West Airlines Incorporated

Four Fidelity Fund(s) sold Shares of common stock since October 5, 1995 at the dates and at the prices set forth below. The transactions were made for cash in open market transactions or with other investment companies with the same or an affiliated investment advisor.

	DATE	SHARES	PRICE

	10-05-95	175,000	$15.98
	10-06-95	52,800	16.13
	10-06-95	11,500	16.00
	10-09-95	100,000	16.06
	10-11-95	50,000	15.88
	10-12-95	25,800	16.02
	10-13-95	125,000	16.18
	10-18-95	10,100	16.00
	10-18-95	42,700	16.04
	10-23-95	50,000	14.21
	10-24-95	22,600	14.09
	10-25-95	47,500	14.30
	10-26-95	53,100	13.09
	10-31-95	10,000	14.00
	11-03-95	40,000	14.83
	11-06-95	15,000	15.13
	11-08-95	115,300	16.15
	11-09-95	20,000	16.38
	11-10-95	28,400	17.12




SCHEDULE B


America West Airlines Incorporated

Ten Account(s) purchased Shares of common stock since October 5, 1995 at the dates and at the prices set forth below. The transactions were made for cash in open market transactions or with other investment companies with the same or an affiliated investment advisor.

	DATE	SHARES	PRICE

	10-05-95	15,500	$16.00
	10-10-95	4,300	15.88
	10-13-95	77,800	16.18
	10-16-95	3,900	16.25
	10-19-95	4,200	16.00
	10-20-95	22,100	14.88
	10-25-95	38,800	14.22
	11-03-95	25,000	14.88
	11-06-95	36,400	15.35
	11-08-95	27,200	16.19
	11-09-95	15,300	16.44
	11-10-95	44,500	16.88




SCHEDULE B


America West Airlines Incorporated

Four Account(s) sold Shares of common stock since October 5, 1995, at the dates and at the prices set forth below. The transactions were made for cash in open market transactions or with other investment companies with the same or an affiliated investment advisor.

	DATE	SHARES	PRICE

	10-06-95	75,700	$16.06
	10-12-95	34,200	16.02
	10-17-95	35,000	16.21
	10-18-95	78,200	16.02
	10-24-95	27,400	14.09
	11-01-95	20,000	13.75
	11-02-95	35,000	14.08
	11-03-95	10,000	14.83
	11-06-95	10,000	15.13
	11-07-95	30,000	15.31
	11-08-95	84,700	16.15
	11-09-95	30,000	16.38
	11-10-95	42,300	17.12


SCHEDULE B


America West Airlines Incorporated

One Fidelity Fund sold Shares of the Warrant since October 5, 1995, at the dates and at the prices set forth below. The transactions were made for cash in open market transactions or with other investment companies with the same or an affiliated investment advisor.

	DATE	SHARES	PRICE

	11-08-95	55,316	$6.88
	11-09-95	30,000	7.19